Q3 FY2024
ENDAVA ANNOUNCES THIRD QUARTER FISCAL YEAR 2024 RESULTS

Q3 FY2024
14.3% Year on Year Revenue Decrease to £174.4 million
11.8% Revenue Decrease at Constant Currency
Diluted EPS £(0.03) compared to £0.42 in the prior year comparative period
Adjusted diluted EPS £0.22 compared to £0.59 in the prior year comparative period

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company"), a leading technology services company combining world-class engineering, industry expertise and a people-centric mindset, today announced results for the three months ended March 31, 2024, the third quarter of its 2024 fiscal year ("Q3 FY2024").
"Our revenue of £174.4 million for Q3 FY2024 was within our guidance, representing a decrease of 11.8% in constant currency year over year. The overall demand environment remains challenging but stable and we are seeing signs of increasing discretionary spending. Client behaviour is stabilising but sales cycles remain elongated,” said John Cotterell, Endava's CEO.

THIRD QUARTER FISCAL YEAR 2024 FINANCIAL HIGHLIGHTS:
•Revenue for Q3 FY2024 was £174.4 million, a decrease of 14.3% compared to £203.5 million in the same period in the prior year.
•Revenue decrease at constant currency (a non-IFRS measure)* was 11.8% for Q3 FY2024, compared to growth of 14.6% in the same period in the prior year.
•Loss before tax for Q3 FY2024 was £(0.5) million, compared to profit before tax of £30.4 million in the same period in the prior year.
•Adjusted profit before tax (a non-IFRS measure)* for Q3 FY2024 was £15.5 million, or 8.9% of revenue, compared to £43.4 million, or 21.3% of revenue, in the same period in the prior year.
•Loss for the period was £(1.7) million, resulting in a diluted earnings/(loss) per share ("EPS") of £(0.03), compared to profit of £24.4 million and diluted EPS of £0.42 in the same period in the prior year.
•Adjusted profit for the period (a non-IFRS measure)* was £12.7 million, resulting in adjusted diluted EPS (a non-IFRS measure)* of £0.22, compared to adjusted profit for the period of £34.1 million and adjusted diluted EPS of £0.59 in the same period in the prior year.

Q3 FY2024
CASH FLOW:
•Net cash from operating activities was £3.0 million in Q3 FY2024, compared to £25.1 million in the same period in the prior year.
•Adjusted free cash flow (a non-IFRS measure)* was £2.2 million in Q3 FY2024, compared to £21.2 million in the same period in the prior year.
•At March 31, 2024, Endava had cash and cash equivalents of £190.0 million, compared to £164.7 million at June 30, 2023. In April 2024, Endava used £129.0 million of cash for the acquisition of GalaxE.
* Definitions of the non-IFRS measures used by the Company and a reconciliation of such measures to the related IFRS financial measure can be found under the sections below titled “Non-IFRS Financial Information” and “Reconciliation of IFRS Financial Measures to Non-IFRS Financial Measures.”
OTHER METRICS FOR THE QUARTER ENDED MARCH 31, 2024:
•Headcount totaled 11,025 at March 31, 2024, with an average of 10,127 operational employees in Q3 FY2024, compared to a headcount of 11,742 at March 31, 2023 and an average of 10,818 operational employees in the same period in the prior year.
•Number of clients with over £1 million in revenue on a rolling twelve-month basis was 142 at March 31, 2024, compared to 155 clients at March 31, 2023.
•Top 10 clients accounted for 34% of revenue in Q3 FY2024, compared to 33% in the same period in the prior year.
•By geographic region, 30% of revenue was generated in North America, 28% was generated in Europe, 35% was generated in the United Kingdom and 7% was generated in the rest of the world in Q3 FY2024. This compares to 32% in North America, 24% in Europe, 38% in the United Kingdom and 6% in the Rest of the World in the same period in the prior year.
•By industry vertical, 24% of revenue was generated from Payments, 14% from Banking and Capital Markets (BCM), 9% from Insurance, 24% from Technology, Media and Telecommunications (TMT), 10% from Mobility, and 19% from Other in Q3 FY2024. This compares to 29% from Payments, 16% from BCM, 8% from Insurance, 21% from TMT, 11% from Mobility, and 15% from Other in the same period in the prior year.

Q3 FY2024

OUTLOOK:
Fourth Quarter Fiscal Year 2024:
Endava expects revenue will be in the range of £195.0 million to £197.0 million, representing a constant currency revenue growth of between 3.5% and 4.5% on a year over year basis. Endava expects adjusted diluted EPS to be in the range of £0.22 to £0.23 per share.
Full Fiscal Year 2024:
Endava expects revenue will be in the range of £741.0 million to £743.0 million, representing a constant currency revenue decrease of between 4.5% and 4.0% on a year over year basis. Endava expects adjusted diluted EPS to be in the range of £1.13 to £1.14 per share.
This above guidance for the fourth quarter and full fiscal year 2024 assumes the exchange rates on April 30, 2024 (when the exchange rate was 1 British Pound to 1.25 US Dollar and 1.17 Euro).
Endava is not able, at this time, to reconcile its expectations for the fourth quarter and full fiscal year 2024 for a rate of revenue decrease at constant currency or adjusted diluted EPS to their respective most directly comparable IFRS measures as a result of the uncertainty regarding, and the potential variability of, reconciling items such as share-based compensation expense, amortisation of acquired intangible assets, foreign currency exchange (gains)/losses, restructuring costs and fair value movement of contingent consideration, as applicable. Accordingly, a reconciliation is not available without unreasonable effort, although it is important to note that these factors could be material to Endava's results computed in accordance with IFRS.
The guidance provided above is forward-looking in nature. Actual results may differ materially. See “Forward-Looking Statements” below.

CONFERENCE CALL DETAILS:
The Company will host a conference call at 8:00 am ET today, May 23, 2024, to review its Q3 FY2024 results. To participate in Endava’s Q3 FY2024 earnings conference call, please dial in at least five minutes prior to the scheduled start time (844) 481-2736 or (412) 317-0665 for international participants, Conference ID: Endava Call.

Q3 FY2024
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Friday, June 28, 2024.

ABOUT ENDAVA PLC:
Technology is our how. And people are our why. By combining world-class engineering, industry expertise and a people-centric mindset, we consult and partner with our customers to create technological solutions that drive innovation and transform businesses. From ideation to production, we support our customers with tailor-made solutions across various industries and all around the world.
Endava services clients in Payments, Banking and Capital Markets, Insurance, TMT, Consumer Products, Retail, Mobility and Healthcare. As of March 31, 2024, 11,025 Endavans provided services from our locations in European Union countries (Austria, Bulgaria, Croatia, Denmark, Germany, Ireland, the Netherlands, Poland, Romania, Slovenia and Sweden), non-European Union countries (Bosnia & Herzegovina, Moldova, North Macedonia, Serbia, Switzerland and the United Kingdom), Latin America (Argentina, Colombia, Mexico and Uruguay), Asia-Pacific (Australia, Malaysia, Singapore and Vietnam), North America (Canada and the United States), and the Middle East (United Arab Emirates).
NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Condensed Consolidated Statements of Comprehensive Income, Condensed Consolidated Balance Sheets and Condensed Consolidated Statements of Cash Flows presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance in this press release. These measures include revenue (decrease)/growth rate at constant currency, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.
Revenue (decrease)/growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average currency rates in effect for the fiscal quarter ended March 31, 2023 were used to convert revenue for the fiscal quarter ended March 31, 2024 and the revenue for the comparable prior period.

Q3 FY2024
Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s profit/(loss) before tax adjusted to exclude the impact of share-based compensation expense, amortisation of acquired intangible assets, realised and unrealised foreign currency exchange (gains)/losses, restructuring costs and fair value movement of contingent consideration, all of which are non-cash items except for the restructuring costs and realised foreign currency exchange (gains)/ losses.
Adjusted profit for the period is defined as Adjusted PBT less the tax charge for the period adjusted for the tax impact of the adjustments to PBT.
Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.
Adjusted free cash flow is the Company’s net cash from operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible).
Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company's business and evaluating its performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies. Investors should review the reconciliation of the Company’s non-IFRS financial measures to the comparable IFRS financial measures included below, and not rely on any single financial measure to evaluate the Company’s business.

FORWARD-LOOKING STATEMENTS:
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "outlook," “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding the overall demand environment and client behavior; and management's financial outlook for the fourth quarter and full fiscal year 2024. Forward-looking statements

Q3 FY2024
involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s business, results of operations and financial condition may be negatively impacted by the Russia-Ukraine military conflict and related sanctions, conflict in the Middle East or if general economic conditions in Europe, the United States or the global economy worsen, including increased inflation and potential future bank failures; the perceived impact and effect of macroeconomic conditions on Endava and its customers; Endava’s ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost-effective rates; Endava's ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favorable pricing and utilization rates; Endava’s ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in its market; Endava’s ability to adapt to technological change and innovate solutions for its clients; Endava’s ability to collect on billed and unbilled receivables from clients; Endava’s ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava’s ability to maintain an effective system of disclosure controls and internal control over financial reporting; and Endava’s future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of Endava's Annual Report on Form 20-F for the year ended June 30, 2023 filed with the SEC on September 19, 2023 and in other filings that Endava makes from time to time with the SEC. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.

INVESTOR CONTACT:
Endava plc
Laurence Madsen, Head of Investor Relations
Investors@endava.com

Q3 FY2024
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine Months Ended March 31		Three Months Ended March 31
	2024	2023(1)	2024	2023(1)
	£’000	£’000	£’000	£’000
REVENUE	546,338	604,942	174,365	203,532
Cost of sales
Direct cost of sales	(389,864)	(381,711)	(130,452)	(132,458)
Allocated cost of sales	(19,938)	(18,676)	(6,720)	(6,433)
Total cost of sales	(409,802)	(400,387)	(137,172)	(138,891)
GROSS PROFIT	136,536	204,555	37,193	64,641
Selling, general and administrative expenses	(117,643)	(114,423)	(39,025)	(34,537)
OPERATING PROFIT / (LOSS)	18,893	90,132	(1,832)	30,104
Net finance income / (expense)	8,496	(905)	1,303	284
PROFIT / (LOSS) BEFORE TAX	27,389	89,227	(529)	30,388
Tax on profit on ordinary activities	(8,413)	(18,122)	(1,208)	(6,030)
PROFIT / (LOSS) FOR THE PERIOD	18,976	71,105	(1,737)	24,358
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(1,061)	(3,001)	(2,930)	(3,824)
TOTAL COMPREHENSIVE INCOME / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	17,915	68,104	(4,667)	20,534

EARNINGS PER SHARE (EPS):
Weighted average number of shares outstanding - Basic	58,213,743	57,176,428	58,439,085	57,603,730
Weighted average number of shares outstanding - Diluted	58,657,357	58,070,352	58,799,599	58,210,601
Basic EPS (£)	0.33	1.24	(0.03)	0.42
Diluted EPS (£)	0.32	1.22	(0.03)	0.42

Q3 FY2024
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2024	June 30, 2023	March 31, 2023
	£’000	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	264,289	240,818	186,946
Intangible assets	57,179	66,216	50,924
Property, plant and equipment	22,204	25,940	26,459
Lease right-of-use assets	52,645	65,084	58,727
Deferred tax assets	19,924	20,156	13,515
Financial assets and other receivables	7,380	5,242	1,992
TOTAL	423,621	423,456	338,563
ASSETS - CURRENT
Trade and other receivables	175,671	177,866	183,533
Corporation tax receivable	2,960	4,042	678
Financial assets	185	56	136
Cash and cash equivalents	190,021	164,703	199,200
TOTAL	368,837	346,667	383,547
TOTAL ASSETS	792,458	770,123	722,110
LIABILITIES - CURRENT
Lease liabilities	14,300	14,573	13,859
Trade and other payables	82,262	91,159	92,649
Corporation tax payable	3,062	5,940	5,569
Contingent consideration	4,619	7,650	3,511
Deferred consideration	3,205	1,267	6,538
TOTAL	107,448	120,589	122,126
LIABILITIES - NON CURRENT
Lease liabilities	42,961	54,441	50,193
Deferred tax liabilities	13,297	14,623	10,152
Contingent consideration	—	3,809	—
Deferred consideration	3,411	4,837	1,363
Other liabilities	548	516	525
TOTAL	60,217	78,226	62,233
EQUITY
Share capital	1,169	1,155	1,153
Share premium	21,208	14,625	13,546
Merger relief reserve	49,643	42,805	39,976
Retained earnings	570,878	522,926	491,739
Other reserves	(18,079)	(10,176)	(8,515)
Investment in own shares	(26)	(27)	(148)
TOTAL	624,793	571,308	537,751
TOTAL LIABILITIES AND EQUITY	792,458	770,123	722,110

Q3 FY2024
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended March 31		Three Months Ended March 31
	2024	2023	2024	2023
	£’000	£’000	£’000	£’000
OPERATING ACTIVITIES
Profit / (Loss) for the period	18,976	71,105	(1,737)	24,358
Income tax charge	8,413	18,122	1,208	6,030
Non-cash adjustments	43,760	40,216	11,927	15,242
Tax paid	(7,707)	(16,189)	(2,893)	(6,142)
Net changes in working capital	(8,811)	(22,063)	(5,497)	(14,428)
Net cash from operating activities	54,631	91,191	3,008	25,060

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)	(3,696)	(11,804)	(1,496)	(4,213)
Proceeds from disposal of non-current assets	36	148	63	132
Payment for acquisition of subsidiary, net of cash acquired	(19,223)	(35,773)	(12,513)	(3,376)
Other acquisition-related settlements	(6,680)	—	—	—
Interest received	5,599	1,851	2,077	1,054
Net cash used in investing activities	(23,964)	(45,578)	(11,869)	(6,403)

FINANCING ACTIVITIES
Proceeds from sublease	129	325	42	88
Repayment of lease liabilities	(10,793)	(9,960)	(3,373)	(3,469)
Interest and debt financing costs paid	(1,611)	(3,532)	(1,028)	(3,109)
Grant received	822	472	592	252
Proceeds from exercise of options	6,586	4,398	3,457	2,132
Net cash used in financing activities	(4,867)	(8,297)	(310)	(4,106)
Net change in cash and cash equivalents	25,800	37,316	(9,171)	14,551

Cash and cash equivalents at the beginning of the period	164,703	162,806	198,602	185,323
Exchange differences on cash and cash equivalents	(482)	(922)	590	(674)
Cash and cash equivalents at the end of the period	190,021	199,200	190,021	199,200

Q3 FY2024
RECONCILIATION OF IFRS FINANCIAL MEASURES TO NON-IFRS FINANCIAL MEASURES

RECONCILIATION OF REVENUE (DECREASE)/GROWTH RATE AS REPORTED UNDER IFRS TO REVENUE GROWTH RATE AT CONSTANT CURRENCY:

	Nine Months Ended March 31		Three Months Ended March 31
	2024	2023	2024	2023
REVENUE (DECREASE) / GROWTH RATE AS REPORTED UNDER IFRS	(9.7)%	27.5%	(14.3)%	20.3%
Foreign exchange rates impact	2.7%	(6.5)%	2.5%	(5.7)%
REVENUE (DECREASE) / GROWTH RATE AT CONSTANT CURRENCY	(7.0)%	21.0%	(11.8)%	14.6%

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Nine Months Ended March 31		Three Months Ended March 31
	2024	2023	2024	2023
	£’000	£’000	£’000	£’000

PROFIT / (LOSS) BEFORE TAX	27,389	89,227	(529)	30,388
Adjustments:
Share-based compensation expense	29,740	24,135	6,184	8,226
Amortisation of acquired intangible assets	9,930	9,427	2,845	3,220
Foreign currency exchange (gains) / losses, net	2,864	10,030	179	2,497
Restructuring costs	7,259	3,683	7,259	2,570
Fair value movement of contingent consideration	(9,148)	(10,650)	(442)	(3,507)
Total adjustments	40,645	36,625	16,025	13,006
ADJUSTED PROFIT BEFORE TAX	68,034	125,852	15,496	43,394

PROFIT / (LOSS) BEFORE TAX	18,976	71,105	(1,737)	24,358
Adjustments:
Adjustments to profit before tax	40,645	36,625	16,025	13,006
Tax impact of adjustments	(6,503)	(8,299)	(1,587)	(3,247)
ADJUSTED PROFIT FOR THE PERIOD	53,118	99,431	12,701	34,117

Q3 FY2024
RECONCILIATION OF ADJUSTED DILUTED EARNINGS PER SHARE:

	Nine Months Ended March 31		Three Months Ended March 31
	2024	2023	2024	2023
	£’000	£’000	£’000	£’000

DILUTED EARNINGS PER SHARE (£)	0.32	1.22	(0.03)	0.42
Adjustments:
Share-based compensation expense	0.51	0.42	0.11	0.14
Amortisation of acquired intangible assets	0.17	0.16	0.05	0.06
Foreign currency exchange (gains) / losses, net	0.05	0.17	—	0.04
Restructuring costs	0.12	0.06	0.12	0.04
Fair value movement of contingent consideration	(0.15)	(0.18)	—	(0.05)
Tax impact of adjustments	(0.11)	(0.14)	(0.03)	(0.06)
Total adjustments	0.59	0.49	0.25	0.17
ADJUSTED DILUTED EARNINGS PER SHARE (£)	0.91	1.71	0.22	0.59

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Nine Months Ended March 31		Three Months Ended March 31
	2024	2023	2024	2023
	£’000	£’000	£’000	£’000

Net cash from operating activities	54,631	91,191	3,008	25,060
Adjustments:
Grant received	822	472	592	252
Net purchase of non-current assets (tangible and intangible)	(3,660)	(11,656)	(1,433)	(4,081)
Adjusted Free cash flow	51,793	80,007	2,167	21,231

Q3 FY2024
SUPPLEMENTARY INFORMATION
SHARE-BASED COMPENSATION EXPENSE

	Nine Months Ended March 31		Three Months Ended March 31
	2024	2023	2024	2023
	£’000	£’000	£’000	£’000

Direct cost of sales	21,432	15,996	5,114	5,699
Selling, general and administrative expenses	8,308	8,139	1,070	2,527
Total	29,740	24,135	6,184	8,226

DEPRECIATION AND AMORTISATION

	Nine Months Ended March 31		Three Months Ended March 31
	2024	2023	2024	2023
	£’000	£’000	£’000	£’000

Direct cost of sales	14,898	13,242	4,849	4,616
Selling, general and administrative expenses	12,410	11,406	3,698	3,945
Total	27,308	24,648	8,547	8,561
EMPLOYEES, TOP 10 CUSTOMERS AND REVENUE SPLIT

	Nine Months Ended March 31		Three Months Ended March 31
	2024	2023	2024	2023

Closing number of total employees (including directors)	11,025	11,742	11,025	11,742
Average operational employees	10,446	10,960	10,127	10,818

Top 10 customers %	34%	33%	34%	33%
Number of clients with > £1m of revenue (rolling 12 months)	142	155	142	155

Geographic split of revenue %
North America	31%	33%	30%	32%
Europe	26%	23%	28%	24%
UK	34%	39%	35%	38%
Rest of World (RoW)	9%	5%	7%	6%
Industry vertical split of revenue %
Payments	26%	29%	24%	29%
Banking and Capital Markets	14%	16%	14%	16%
Insurance	9%	7%	9%	8%
TMT	23%	22%	24%	21%
Mobility	10%	10%	10%	11%
Other	18%	16%	19%	15%

Q3 FY2024

FOOTNOTES

(1) The presentation of the income statement has been changed to no longer separately disclose the net impairment gains/(losses) on financial assets on the face of the Condensed Consolidated Statements of Comprehensive Income, but include them within Selling, general and administrative expenses.